Filed by Marriott International, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6(b)

of the Securities Exchange Act of 1934, as amended

Subject Company: Starwood Hotels & Resorts Worldwide, Inc.

Commission File No. for Registration Statement on

Form S-4 filed by Marriott International, Inc.: 333-208684

News

Contact: Tom Marder, (301) 380-2553, thomas.marder@marriott.com

MARRIOTT INTERNATIONAL REITERATES REVPAR AND ROOMS GROWTH EXPECTATIONS

Bethesda, MD, March 21, 2016 – Marriott International, Inc. (NASDAQ: MAR) announced today that it continues to expect strong RevPAR and unit growth in 2016. The company expects comparable systemwide RevPAR on a constant dollar basis in North America, outside North America and worldwide will increase 2 to 4 percent in the first quarter of 2016 and 3 to 5 percent for full year 2016, likely toward the upper end of the full year range. Marriott also anticipates its gross worldwide rooms will increase 8 percent gross, or 7 percent net, for full year 2016. These expectations do not include the impact of the planned Starwood transaction.

Year-to-date through February, constant dollar RevPAR at Marriott’s comparable systemwide hotels increased 3.4 percent in North America, 3.9 percent outside North America and 3.5 percent worldwide, over the same two month period in 2015.

Arne Sorenson, President and Chief Executive Officer of Marriott International, said: “We feel good about how the first quarter RevPAR and unit growth are shaping up. Our 19 lodging brands continue to deliver great returns, making them attractive to lenders as well as owners and franchisees. Even excluding the Starwood acquisition, we expect our gross room additions will grow our system by 8 percent in 2016, outpacing our 7 percent growth last year which included the Delta transaction.”

About Marriott International, Inc.

Marriott International, Inc. (NASDAQ: MAR) is a global leading lodging company based in Bethesda, Maryland, USA, with more than 4,400 properties in 87 countries and territories. Marriott International reported revenues of more than $14 billion in fiscal year 2015. The company operates and franchises hotels and licenses vacation ownership resorts under 19 brands, including: The Ritz-Carlton®, Bulgari®, EDITION®, JW Marriott®, Autograph Collection® Hotels, Renaissance® Hotels, Marriott Hotels®, Delta Hotels and Resorts®, Marriott Executive Apartments®, Marriott Vacation Club®, Gaylord Hotels®, AC Hotels by Marriott®, Courtyard®, Residence Inn®, SpringHill Suites®, Fairfield Inn & Suites®, TownePlace Suites®, Protea Hotels® and MoxyHotels®. Marriott has been consistently recognized as a top employer and for its superior business ethics. The company also manages the award-winning guest loyalty program, Marriott Rewards® and The Ritz-Carlton Rewards® program, which together comprise nearly 55 million members. For more information or reservations, please visit our website at www.marriott.com, and for the latest company news, visit www.marriottnewscenter.com

Note on forward-looking statements: This press release and accompanying schedules contain “forward-looking statements” within the meaning of federal securities laws, including RevPAR trends, the number of lodging properties we expect to add to or remove from our system in the future, and similar statements concerning anticipated future events and expectations that are not historical facts. We caution you that these statements are not guarantees of future performance and are subject to numerous risks and uncertainties, including those we identify below and other risk factors that we identify in our most recent annual report on Form 10-K. Risks that could affect forward-looking statements in this press release include changes in market conditions; the pace of the economy; supply and demand changes for hotel rooms; competitive conditions in the lodging industry; relationships with clients and property owners; and the availability of capital to finance hotel growth. Any of these factors could cause actual results to differ materially from the expectations we express or imply in this press release. We make these forward-looking statements as of March 21, 2016. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This communication relates to a proposed business combination between Marriott and Starwood. In connection with this proposed business combination, on February 16, 2016, Marriott filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “Commission”) that contains a joint proxy statement/prospectus and other relevant documents concerning the proposed business combination. The registration statement on Form S-4 was declared effective by the Commission on February 17, 2016. Each of Marriott and Starwood mailed the joint proxy statement/prospectus to its respective stockholders beginning on or around February 19, 2016. INVESTORS AND SECURITY HOLDERS OF MARRIOTT AND STARWOOD ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents (when available) that Marriott and Starwood file with the SEC at the SEC’s website at www.sec.gov. In addition, these documents may be obtained from Marriott free of charge by directing a request to investorrelations@marriott.com, or from Starwood free of charge by directing a request to ir@starwoodhotels.com.

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